P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Third Quarter 2013 Results

Revenue Increased 11.7% Year-Over-Year to $35.0 Million, Driving Significant Improvements in Profitability

Lod, Israel – October 30, 2013 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the third quarter ended September 30, 2013.

Third Quarter Highlights:

•	Revenues totaled $35.0 million, an 11.7% increase over the year ago quarter
•	13.4% increase in revenues from the networking business over the year ago quarter
•	GAAP net income was $935,000 or $0.02 per diluted share
•	Non-GAAP net income was $1.8 million or $0.04 per diluted share
•	Net cash provided by operating activities was $1.6 million

Revenues for the third quarter of 2013 were $35.0 million, compared to $33.7 million for the second quarter of 2013 and $31.4 million for the third quarter of 2012.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $935,000, or $0.02 per diluted share, for the third quarter of 2013, compared to GAAP net income of $441,000, or $0.01 per diluted share, for the second quarter of 2013, and a GAAP net loss of $1.1 million, or ($0.03) per diluted share, for the third quarter of 2012.

Non-GAAP net income for the third quarter of 2013 was $1.8 million, or $0.04 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.03 per diluted share, for the second quarter of 2013, and a non-GAAP net loss of $419,000, or ($0.01) per diluted share, for the third quarter of 2012.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; and (ii) amortization expenses related to intangible assets. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the third quarter of 2013 totaled $1.6 million. Cash and cash equivalents, bank deposits and marketable securities were $58.0 million as of September 30, 2013 compared to $57.5 million as of June 30, 2013 and $54.1 million as of September 30, 2012.

“We are very pleased to report another quarter of growing revenues and earnings, our fifth consecutive quarter of growth and expansion in our markets for unified communications and business services,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “This series of successful quarters illustrates our ability to deliver consistent growth and success that we expect will continue in future years.”

Mr. Adlersberg continued, “In the third quarter of 2013, we made important strides with our One Voice strategic initiative to become a leader in full service, end-to-end voice solutions in our industry. Our ‘One Voice for Lync’ program announced in early 2013 has proven to be effective and successful, and has contributed to our performance in the third quarter. Early in the fourth quarter we have made further progress in the One Voice Initiative by announcing a second program, AudioCodes One Voice for Hosted Services, a program which targets the fast developing market for Hosted PBX Services and SIP Trunking for service providers’ business services market.

Overall, innovation remains the foundation of our growth strategy. Our recent demonstration of the world’s first WebRTC HD call between an internet browser and an IP phone is expected to accelerate the adoption of browser-based real-time voice and video communications. Our ability to tap these opportunities among global carrier and enterprise customers is strengthened by our robust network of international partners which is further enhancing our ability to grow.”

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s third quarter 2013 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-8031

International Participants: +1 (201) 689-8031

The conference call will also be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2013 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,598	$15,219
Short-term and restricted bank deposits	9,601	10,330
Short-term marketable securities and accrued interest	19,345	7,966
Trade receivables, net	28,070	24,198
Other receivables and prepaid expenses	9,137	7,274
Inventories	13,393	16,797
Total current assets	101,144	81,784

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$7,479	$9,251
Long-term marketable securities	-	15,762
Investments in an affiliated company	-	1,084
Deferred tax assets	3,668	3,565
Severance pay funds	17,765	15,772
Total long-term assets	28,912	45,434

PROPERTY AND EQUIPMENT, NET	3,303	3,619

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,340	34,952

Total assets	$171,699	$165,789

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$8,436
Trade payables	8,614	6,817
Other payables and accrued expenses	16,580	15,062
Deferred revenues	7,257	4,871
Total current liabilities	37,137	35,186

LONG-TERM LIABILITIES:
Accrued severance pay	$18,770	$16,284
Long-term bank loans	11,157	14,477
Senior convertible notes	353	353
Deferred revenues and other liabilities	2,389	1,192
Total long-term liabilities	32,669	32,306

Total equity	101,893	98,297
Total liabilities and equity	$171,699	$165,789

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenues:
Products	$82,746	$77,581	$29,034	$25,638
Services	18,234	17,103	5,991	5,725

Total Revenues	100,980	94,684	35,025	31,363
Cost of revenues:

Products	38,410	35,758	13,704	12,065
Services	4,699	4,436	1,595	1,486

Total Cost of revenues	43,109	40,194	15,299	13,551

Gross profit	57,871	54,490	19,726	17,812

Operating expenses:
Research and development, net	20,994	22,446	6,714	7,201
Selling and marketing	28,991	30,319	10,035	9,567
General and administrative	6,408	6,481	2,292	2,278

Total operating expenses	56,393	59,246	19,041	19,046

Operating income (loss)	1,478	(4,756)	685	(1,234)
Financial income, net	151	366	273	231

Income (loss) before taxes on income	1,629	(4,390)	958	(1,003)
Income tax expenses, net	(161)	(284)	(23)	(101)
Equity in losses of an affiliated company, net	(21)	(27)	-	(4)

Net income (loss)	$1,447	$(4,701)	$935	$(1,108)

Basic net earnings (loss) per share	$0.04	$(0.12)	$0.02	$(0.03)

Diluted net earnings (loss) per share	$0.04	$(0.12)	$0.02	$(0.03)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,121	39,523	38,294	38,673

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	38,854	39,523	39,332	38,673

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenues:
Products	$82,746	$77,581	$29,034	$25,638
Services	18,234	17,103	5,991	5,725

Total Revenues	100,980	94,684	35,025	31,363

Cost of revenues:
Products	37,882	35,142	13,470	11,882
Services	4,584	4,378	1,547	1,445

Total Cost of revenues (1) (2)	42,466	39,520	15,017	13,327

Gross profit	58,514	55,164	20,008	18,036

Operating expenses:
Research and development, net (1)	20,710	22,144	6,616	7,110
Selling and marketing (1) (2)	28,308	29,707	9,742	9,342
General and administrative (1)	5,984	6,026	2,142	2,129

Total operating expenses	55,002	57,877	18,500	18,581

Operating income (loss)	3,512	(2,713)	1,508	(545)
Financial income, net	151	366	273	231

Income (loss) before taxes on income	3,663	(2,347)	1,781	(314)
Income tax expenses, net	(161)	(284)	(23)	(101)
Equity in losses of an affiliated company, net	(21)	(27)	-	(4)

Net income (loss)	$3,481	$(2,658)	$1,758	$(419)

Diluted net earnings (loss) per share	$0.09	$(0.07)	$0.04	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	39,185	39,523	39,712	38,673

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$1,447	$(4,701)	$935	$(1,108)

GAAP net earnings (loss) per share	$0.04	$(0.12)	$0.02	$(0.03)

Cost of revenues:
Stock-based compensation (1)	34	56	15	18
Amortization expenses (2)	609	618	267	206
	643	674	282	224
Research and development, net:
Stock-based compensation (1)	284	302	98	91

Selling and marketing:
Stock-based compensation (1)	437	384	199	149
Amortization expenses (2)	246	228	94	76
	683	612	293	225
General and administrative:
Stock-based compensation (1)	424	455	150	149

Non-GAAP net income (loss)	$3,481	$(2,658)	$1,758	$(419)
Non-GAAP Diluted net earnings (loss) per share	$0.09	$(0.07)	$0.04	$(0.01)

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,447	$(4,701)	$935	$(1,108)
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	2,233	2,136	854	735
Amortization of marketable securities premiums and accretion of discounts, net	268	327	76	110
Equity in losses of an affiliated company, net	21	14	-	(9)
Increase (decrease) in accrued severance pay, net	214	(309)	100	(89)
Stock-based compensation expenses	1,179	1,197	462	407
Increase in accrued interest on marketable securities, bank deposits and structured notes	115	5	63	-
Increase in long- term deferred tax assets	(103)	-	(103)	-
Decrease (increase) in trade receivables, net	(3,893)	4,205	(1,664)	195
Increase in other receivables and prepaid expenses	(2,663)	(2,408)	(1,927)	(895)
Decrease in inventories	3,404	1,683	73	838
Increase (decrease) in trade payables	1,802	(5,698)	2,337	(462)
Increase (decrease) in deferred revenues	3,143	99	(57)	(844)
Increase (decrease) in other payables and accrued expenses	1,193	(1,789)	467	(123)

Net cash provided by (used in) operating activities	8,360	(5,239)	1,616	(1,245)

Cash flows from investing activities:
Decrease (increase) in short-term deposits, net	729	730	998	(959)
Investment in affiliated company	(1,211)	(72)	-	(22)
Proceeds from redemption of long-term bank deposits	1,772	1,590	460	600
Proceeds from redemption of marketable securities upon maturity	4,000	-	-	-
Purchase of property and equipment	(1,063)	(1,844)	(390)	(674)
Net cash provided by (used in) investing activities	4,227	404	1,068	(1,055)

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	-	(6,299)	-	(2,050)
Repayment of long-term bank loans	(7,070)	(7,376)	(1,727)	(2,477)
Consideration related to payment of acquisition of NSC	(515)	(336)	-	-

Proceeds from issuance of shares upon exercise of options and warrants	1,377	35	1,167	-

Net cash used in financing activities	(6,208)	(13,976)	(560)	(4,527)

Increase (decrease) in cash and cash equivalents	6,379	(18,811)	2,124	(6,827)
Cash and cash equivalents at the beginning of the period	15,219	28,257	19,474	16,273

Cash and cash equivalents at the end of the period	$21,598	$9,446	$21,598	$9,446

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